Exhibit 1

2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5
www.napalladium.com

For Immediate Release	News Release

TSX: PDL
NYSE-AMEX: PAL

North American Palladium Completes Acquisition of Cadiscor Resources

TORONTO, May 26, 2009 — North American Palladium Ltd. (NAP) today announced the completion of the acquisition of Cadiscor Resources Inc. in an all-share transaction whereby Cadiscor shareholders received 0.33 common shares of NAP for each common share of Cadiscor.  NAP issued 14.5 million common shares on closing, and now has 101.3 million shares issued and outstanding.

Mr. William Biggar, President and Chief Executive Officer commented “We are very pleased to have completed this acquisition, which is an important first step in our evolution into a diversified precious metals producer.  The Sleeping Giant gold mine, located in the prolific Abitibi region of Quebec, is an excellent asset with near-term production. Operational teams are already in place at Sleeping Giant and are preparing for the re-start of the mine in the fourth quarter of this year.  Annual production is expected to be approximately 50,000 ounces.  We believe that there is also potential to extend mine life and our exploration team will be conducting an extensional drilling program later this year.”

About North American Palladium

North American Palladium is a diversified precious metals company that owns and operates the Lac des Iles mine which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices.  Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold.  The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t.  Production at Sleeping Giant is expected to resume in the fourth quarter of 2009.  North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.  Please visit www.napalladium.com for more information.

For further information, please contact:

Bill Biggar

President and Chief Executive Officer

Tel:  416-360-5666

Tel: 1-888-360-7590

Linda Armstrong

Director, Investor Relations

Tel:  416-360-7971 Ext. 226

Tel:  1-888-360-7590

Email:  larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.